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05043391

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 11 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

SECUR... ...SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chilton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1236 South Camden Drive
(No. and Street)

Los Angeles,	California	90035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kenneth Chilton (310) 277-4037
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214,	Encino,	California	91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 06 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/6/05

OATH OR AFFIRMATION

I, James Kenneth Chilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chilton & Associates, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Notary Public

Signature

Executive Vice-President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILTON & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2005

CHILTON & ASSOCIATES, INC.

Table Of Contents

		PAGE
SEC Form X-17A-5		1
Independent Auditors' Report		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Changes in Stockholders' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 8
Supplementary Information		
Schedule I	Statement of Net Capital	9
Schedule II	Determination of Reserve Requirements	10
Schedule III	Information Relating to Possession or Control	10
Independent Auditors' Report on Internal Control Structure required by SEC Rule 17a-5		11 - 12

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITORS' REPORT

Board of Directors
Chilton & Associates, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of Chilton & Associates, Inc. as of June 30, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Chilton & Associates, Inc. as of June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
August 3, 2005

CHILTON ASSOCIATES, INC.

Statement of Financial Condition
June 30, 2005

ASSETS

Cash - (Note 1)	$11,993
Deposit - (Note 4)	161,896
Furniture and equipment	
net of accumulated depreciation of $78,482	106,702
Other assets	35,093
Total assets	$315,684

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$8,976
Total liabilities	8,976
STOCKHOLDERS' EQUITY:	
Common stock, no par value, 1,000 shares authorized and	
500 shares issued and outstanding	50,000
Additional paid in capital	326,748
Retained deficit	(70,040)
Total stockholders' equity	306,708
Total liabilities and stockholders' equity	$315,684

CHILTON & ASSOCIATES, INC.

Statement of Income
For the year ended June 30, 2005

REVENUES:	
Underwriting	$1,106,017
Advisory	45,002
Consulting	86,558
Interest	3,808
Other	20,081
Total income	1,261,466
EXPENSES:	
Bond costs	570,364
Clearing charges	36,285
Commissions	387,699
Communications	13,351
Employee compensation and benefits	40,905
Professional fees	145,214
Travel and entertainment	12,295
Operations	146,701
Total expenses	1,352,814
NET LOSS BEFORE INCOME TAXES	(91,348)
INCOME TAX BENEFIT (Note 5)	29,293
NET LOSS	($62,055)

The accompanying notes are an integral part of these financial statements

CHILTON & ASSOCIATES, INC.

Statement of Changes in Stockholders' Equity
For the year ended June 30, 2005

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning Balance July 1, 2004	$50,000	$326,748	($7,985)	$368,763
Net loss			(62,055)	(62,055)
Ending Balance June 30, 2005	$50,000	$326,748	($70,040)	$306,708

The accompanying notes are an integral part of these financial statements.

CHILTON & ASSOCIATES, INC.

Statement of Cash Flows
For the year ended June 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	(62,055)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	14,639
(Increase) decrease in:	
Deposit	99,993
Other assets	(23,779)
Increase (decrease) in	
Accounts payable	(23,837)
Commissions payable	(110,000)
Total adjustments	(42,984)
Net cash used in operating actitivies	(105,039)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(45,247)
Net cash used in investing activities	(45,247)
Decrease in cash	(150,286)
Cash at beginning of year	162,279
Cash at end of year	11,993
Supplemental cash flow disclosures	
Interest	-
Income taxes	800

The accompanying notes are an integral part of these financial statements.

CHILTON & ASSOCIATES, INC.

Notes to Financial Statements
June 30, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

Chilton & Associates, Inc. (the "Company") was formed on March 14, 1996 in California.

The firm received its independent broker registration on August 27, 1996 and is currently registered in two (2) states (California and Arizona) as well as with the National Association of Securities Dealer (NASD) and Securities and Exchange Commission (SEC).

The Company conducts a government and municipal securities business on a fully disclosed basis through a clearing agreement with Wedbush Morgan Securities. The Company also acts as an underwriter and financial advisor.

Summary of significant accounting policies:

Trades are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method.

The company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such account.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

100% of the revenues were generated in the states of California

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on June 30, 2005, the Company's net capital of $164,913 exceeded the minimum net capital requirement by $64,913 and, the Company's ratio of aggregate indebtedness ($8,976) to net capital was 0.05, which is less than the allowed limit of 15 to 1.

Note 3: PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost.

Property and equipment	$ 185,184	Depreciable
Less accumulated depreciation	(78,482)	Life Years
	$ 106,702	5

Depreciation expense for the year ended June 30, 2005 was $14,639

Note 4: DEPOSIT WITH CLEARING FIRM

At June 30, 2005 a balance of $161,896 was on deposit with the clearing firm.

Note 5: INCOME TAXES

The firm has a net operating loss; which a tax benefit of $ 30,093 has been recorded. The firm is allowed to carry back the loss for 3 year and forward for 15 years. The firm has elected not to carry back the loss and to realize the benefit in future years.

The components of the income tax benefit for the year ended June 30, 2005 are as follows:

Tax benefit at June 30, 2005	$ (30,093)
State income tax paid	800
	$ 29,293

The income tax benefit of $30,093 is included with other assets.

CHILTON & ASSOCIATES, INC.

Statement of Net Capital
Schedule I
June 30, 2005

	Focus 06/2005	Audit 06/2005	Change
Stockholders' equity, June 30, 2005	$272,446	$306,708	($34,262)
Subtract - Non allowable assets:			
Fixed assets	107,333	106,702	631
Other assets	5,000	35,093	(30,093)
Tentative net capital	160,113	164,913	(4,800)
Haircuts:	0	0	
NET CAPITAL	160,113	164,913	(4,800)
Minimum net capital	(100,000)	(100,000)	
Excess net capital	60,113	64,913	(4,800)
Aggregate indebtedness	13,776	8,976	4,800
Ratio of aggregate indebtedness to net capital	0.09	0.05	

Changes are due to year-end audit adjustments.

The accompanying notes are an integral part of these financial statements.

CHILTON & ASSOCIATES, INC.

June 30, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Chilton & Associates, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of Chilton & Associates, Inc. for the year ended June 30, 2005, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Chilton & Associates, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWC CPA

Brian W. Anson
Certified Public Accountant
Encino, California
August 3, 2005